aMB



SECU[illegible] 17016605
Washington, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sparring Partners Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2458
(No. and Street)

NEW YORK (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack 917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JCN

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

SPARRING PARTNERS CAPITAL LLC

(A Limited Liability Company)
DECEMBER 31, 2016
TABLE OF CONTENTS



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Sparring Partners Capital LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC (the "Company") as of December 31, 2016 and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2017

SPARRING PARTNERS CAPITAL LLC

(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash	$	1,030,946
Fees receivable		1,497,138
Prepaid expenses and other assets		489,598
TOTAL ASSETS	$	3,017,682
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	110,099
Commitments and contingincies (Note 5)		
Member's equity:		
Member's equity		2,641,956
Accumulated other comprehensive income		265,627
Total member's equity		2,907,583
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,017,682

See accompanying notes to statement of financial condition.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Revenues that are transactional based are recorded when services under the contractual arrangement are completed, fees are determinable, and collection is reasonably assured. Other revenues are generally recorded in accordance with the terms of the related arrangements.

Fees Receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Income Taxes

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax, and the Company's allocable share of the member's tax provision for the New York City unincorporated business tax is included in the statement of comprehensive income in "Other Expenses."

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in a local jurisdiction. With few exceptions, the Company is no longer subject to local tax examinations by taxing authorities for years before 2013.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Subsequent Events

The Company evaluated subsequent events through the date these financial statements were available to be issued and did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Other Comprehensive Loss

Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive loss. The Company has presented a statement of changes in member's equity that includes other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

NOTE 3: CONCENTRATION OF CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2016, the Company had no uninsured cash balances.

Deals with 3 counterparties accounted for approximately 90% of "Fees Receivable" at December 31, 2016.

Deals with 2 counterparties accounted for approximately 89% of "Fee Income" for the year ended December 31, 2016.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. For the year ended December 31, 2016, the Company accrued $90,100 for its profit-sharing plan, which is included in "Employee benefit plans expense" in the statement of comprehensive income. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

Defined Benefit Plan

The Company adopted a noncontributory cash balance defined benefit plan in 2007 covering certain highly compensated employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Changes in projected benefit obligation:	
Benefit obligation at January 1,2016	$ 830,071
Service cost	112,455
Interest cost	41,504
Actuarial gain	23,999
Benefit obligation at December 31, 2016	$1,008,029
Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2016	$1,214,062
Actual return on plan assets	140,583
Employer contribution	72,042
Fair value of plan assets at December 31, 2016	$1,426,687
Funded status of the plan, included in "Prepaid expenses and other assets" in the Statement of Financial Condition.	$ 418,658
Unrecognized actuarial gain	(274,555)
Unrecognized net transition obligation	8,928
Net amount recognized	$ 153,031
Amounts recognized in the statement of financial condition consisted of:	
Prepaid benefit cost	$ 34,667
Accrued benefit liability	-
Intangible asset	-
Accumulated other comprehensive income	(38,196)
Net amount recognized	$ (3,529)

As of December 31, 2016, the following items included in accumulated other comprehensive income had not yet been recognized as components of pension expense:

Net actuarial gain	$ (274,555)
Unrecognized transition obligation	8,928
	$ (265,627)

During 2016, the net gain recognized in comprehensive income was $38,196.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Amounts included in accumulated other comprehensive income for the net gain and net transition amount expected to be recognized as components of net periodic benefit cost in 2016 are $6,699 and $(1,155), respectively.

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2016:

Discount rate	5.00%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

Components of net periodic pension cost are as follows:	
Service cost	$ 112,455
Interest cost	41,504
Expected return on plan assets	(72,844)
Recognized actuarial gain	(6,699)
Amortization of transition obligation	1,155
Net periodic benefit cost	$ 75,571

The Company's pension plan was invested in mutual funds and index funds at December 31, 2016. The target asset allocation is to have 5% to 25% of the plan assets invested in short-term fixed-income funds and the balance of the plan assets invested in equity funds.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

The following table sets forth by level the assets of the defined benefit plan subject to the fair value hierarchy, on a recurring basis, as of December 31, 2016:

Valuation, at fair value:

Assets:	Level 1	Level 2	Level 3	Total	Valuation Technique
Money market funds	$195	$ -	$ -	$195	(a)
Mutual funds					
Bond funds	112,064	-	-	112,064	(a)
Midcap index	367,043	-	-	367,043	(a)
Value index	401,265	-	-	401,265	(a)
Growth index	411,983	-	-	411,983	(a)
International index	134,137	-	-	134,137	(a)
Total	$1,426,687	$ -	$ -	$1,426,687	

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owned by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The money market funds are valued using quoted prices in the active market.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company is not required to contribute to its defined benefit plan in 2017. There are no payments expected to be made for the years 2019 to 2026. There are pension benefit payments totaling $1,112,853 anticipated to be paid in 2018.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2016, there were no legal proceedings pending against the Company.

Leases

In February 2013, the Company entered into an operating lease for office space that expires in October 2018. The lease contains a free-rent period and provides for future rent increases. The difference between the rent expense and the rent paid is recorded as deferred rent and is included with "Accounts payable and accrued expenses" in the statement of financial condition. At December 31, 2016, the balance of deferred rent was approximately $12,250. The approximate future minimum payments due under this lease for the two years subsequent to December 31, 2016, are as follows:

Year ending December 31,	
2017	79,000
2018	68,000

The office lease requires a deposit with the landlord in amount of $18,750. This amount is reflected in "Other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $73,500 in 2016.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2016, the Company's net capital was $920,847, which exceeded the required minimum net capital of $7,340 by $913,507. The Company's percentage of aggregate indebtedness to net capital was approximately 12% at December 31, 2016.